Exhibit 99.1

Publication of an inside information according to Article 17 para. 1 of the Regulation (EU) No. 596/2014

Key word(s): Squeeze Out

Planegg/Munich, Germany, July 12, 2024

Ad hoc: Merger Squeeze-out Cash Compensation Determined at EUR 68.00

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announces that Novartis BidCo Germany AG submitted a specified request (konkretisiertes Verlangen) to the MorphoSys AG Management Board, pursuant to section 62 para. 1 and 5 first sentence of the German Transformation Act (Umwandlungsgesetz—UmwG) in conjunction with sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz—AktG), to convene the MorphoSys AG’s Annual General Meeting to resolve on the transfer of shares held by MorphoSys AG’s minority shareholders to Novartis BidCo Germany AG against adequate cash compensation.

Novartis BidCo Germany AG currently holds approximately 91.04% and, after deduction of the number of treasury shares pursuant to section 62 para. 1 sentence 2 UmwG, approximately 91.17% of the MorphoSys AG share capital and is therefore the major shareholder of MorphoSys AG as defined by section 62 para. 5 UmwG. Novartis BidCo Germany AG has determined the amount of the cash compensation to be EUR 68.00 per MorphoSys AG share. The court-appointed expert auditor has already indicated that, from a current standpoint, it will confirm the cash compensation to be adequate.

The conclusion and notarization of the merger agreement between MorphoSys AG and Novartis BidCo Germany AG will take place shortly. At the MorphoSys AG Annual General Meeting, expected to take place on August 27, 2024, a resolution will be adopted on transferring MorphoSys AG minority shareholders’ shares to Novartis BidCo Germany AG against a cash compensation of EUR 68.00 per share.

The effectiveness of the merger squeeze-out is still subject to approval by the MorphoSys AG Annual General Meeting and the registration of both the transfer resolution and the merger in the commercial register at the seat of MorphoSys AG, as well as the registration of the merger in the commercial register at the seat of Novartis BidCo Germany AG.

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END OF AD HOC ANNOUNCEMENT

Information and Explanation of the Issuer to this announcement:

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys AG.

MorphoSys Forward Looking Statements1

This communication contains certain forward-looking statements concerning MorphoSys AG (the “Company”), Novartis BidCo Germany AG and the merger squeeze-out that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions.

The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the merger squeeze-out; the effects of the merger squeeze-out on relationships with employees, other business partners or governmental entities; that Novartis BidCo Germany AG and Novartis AG may not realize the potential benefits of the acquisition of the Company by Novartis AG; transaction costs associated with the merger squeeze-out; potential operational difficulties with integrating MorphoSys with Novartis AG; that the Company’s expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; and other risks indicated in the risk factors included in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. The Company expressly disclaims any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

About MorphoSys

At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

For more information, please contact:

MorphoSys AG

Dr. Julia Neugebauer

Vice President, Global Investor Relations

Tel: +49 (0)89 / 899 27 179

julia.neugebauer@morphosys.com